

SE  19010276

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68487

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2018** AND ENDING **December 31, 2018**

    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascendiant Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18881 Von Karman Ave - 16th Floor

(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael O. Brown   678-894-1959

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – if individual, state last, first, middle name)

4601 DTC Blvd., Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

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CHECK ONE:

[✔] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

MAR 1 1 2019

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Michael O. Browm_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Ascendiant Capital Markets LLC_____ , as

of _____December 31,_____ , 20 18 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____ Signature

CFO & Financial Operations Principal
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASCENDIANT CAPITAL MARKETS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2018

ASCENDIANT CAPITAL MARKETS, LLC

TABLE OF CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Ascendiant Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ascendiant Capital Markets, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Ascendiant Capital Markets, LLC's auditor since 2019.

SEC Mail Processing

Denver, Colorado
March 6, 2019

MAR 1 1 2019

Washington, DC

ASCENDIANT CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

ASSETS:

Cash	$	197,750
Due from clearing broker		494,511
Securities owned, at fair value		127,752
Deposit with clearing broker		100,000
Accounts receivable		35,000
Fixed Assets (net of accumulated depreciation)		335
Prepaid assets		176
Total assets		**$ 955,524**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Due to clearing broker	$	238,236
Commissions and salaries payable		231,210
Accounts payable and accrued expenses		70,393
Securities sold, not yet purchased, at fair value		20,778
Other liabilities		58,376
Total liabilities		**618,993**

COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 7)

MEMBER'S EQUITY (Note 3)   336,531

Total liabilities and member's equity $ 955,524

The accompanying notes are an integral part of these audited financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Ascendiant Capital Markets, LLC (the "Company") is a single member limited liability company and was organized in the State of Nevada on January 4, 2010. The Company was approved on February 28, 2011 to operate as a securities broker-dealer and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company earns revenues from proprietary trading and the sale of securities on a fully disclosed basis. The Company is a wholly owned subsidiary of Ascendiant Capital Partners, LLC ("Parent").

Exemptive Provisions

The Company, under Rule 15c3-3(k)(2)(i) and (k)(2)(ii), is exempt from both the customer reserve requirement and the possession and control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Securities Valuation

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Securities Valuation   (continued)

>   Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

>   Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

>   Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities owned and securities sold, not yet purchased based on quoted prices in active markets. These are considered Level 1 securities for active markets and Level 2 securities for thinly traded markets.

ASCENDIANT CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018
(Continued)

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   (continued)

Revenue Recognition

The Company records the profit or loss on proprietary transactions, commission revenue and related expenses on a settlement date basis. Investment banking fees earned from providing merger and acquisition and other advisory services to clients are recognized at the time of successful consummation of that transaction. Recurring investment banking retainer fees and due diligence fees are recognized over the period of the engagement. Interest and dividend income are recognized in the period earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2018.

Income Taxes

All income and losses of the Company are passed through to the Parent and the Parent's members report these on their individual income tax returns. There is no entity level tax for the Company for federal income tax purposes. The State of California imposes an $800 annual tax per year and a gross receipts fee based on total revenue from all sources reportable to the state.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense and penalties have been recognized as of and for the year ended December 31, 2018.

NOTE 2 - RECENTLY ISSUED ACCOUNTING STANDARDS

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019. Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements. The Company adopted Accounting Standards Codification 820 – Revenue from Customer Contract ("ASC 606"). ASC 606 was originally issued in Accounting Standards Update (ASU) 2014-09 and Topic 606).

NOTE 3 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $272,341 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.8 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company at the time of inception in 2011, entered into an Expense Sharing and Administrative Services Agreement ("Agreement") with an affiliated company. Under the Agreement the Company paid to the related entity or on its behalf $40,000 for rent during the year ended December 31, 2018 however the Agreement was terminated after May 2018. The Company continues to make, on a recurring basis, distributions to its Parent based on the Company's earnings. All amounts due to the affiliated company had been paid as of December 31, 2018.

NOTE 5 - SETTLEMENTS AND FUTURE PAYMENTS

The Company has two promissory notes with FINRA from 2016 and 2018 resulting from separate Acceptance, Waiver and Consent agreements with the agency. The promissory notes require monthly payments of principal and interest. The Company paid a total of $42,140 in principal and interest during the year ended December 31, 2018. As of December 31, the Company has total remaining principal balances of $43,376 on the two promissory notes. The 2016 note will be paid off in June of 2019 and has a remaining balance of $7,495. The 2018 note, which calls for monthly payments of $1,405, has a remaining principal balance of $35,881 and will be paid off in April of 2021.

NOTE 6 -   FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2018.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2018
Securities owned:				
Common stock, including exchange traded funds	$ 127,752	$ -	$ -	$ 127,752
Securities sold, not yet purchased:				
Common stock, including exchange traded funds	$ 20,778	$ -	$ -	$ 20,778

The Company did not have significant transfers between Level 1 and Level 2 during the period ended December 31, 2018.

NOTE 7 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2018.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including due from broker, deposit with clearing broker, receivables, accounts payable and accrued expenses, commissions and salaries payable and due to clearing broker are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned and securities sold, but not yet purchased are valued as described in Note 1.

The Company also maintains its cash balances in a financial institution, which at times may exceed federally insured limits. As of December 31, 2018, the Company had no amounts in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 8 - SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. The Company is not aware of any additional events that occurred subsequent to the balance sheet date but prior to the filing of this report that would require disclosure and/or adjustments.